Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2020 and for the nine and three-month periods ended September 30, 2020 and 2019

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 117,338,799 common shares
Treasury Shares: 5,043,016 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month period ended September 30, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2020	2019 (*)	2020	2019 (*)

		(unaudited)
Sales of goods and services rendered	4	574,715	607,913	236,732	220,312
Cost of goods sold and services rendered	5	(439,546)	(460,953)	(169,303)	(167,758)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	87,300	59,318	32,520	7,850
Changes in net realizable value of agricultural produce after harvest		5,108	1,245	(65)	3,847
Margin on manufacturing and agricultural activities before operating expenses		227,577	207,523	99,884	64,251
General and administrative expenses	6	(38,261)	(40,487)	(13,390)	(10,871)
Selling expenses	6	(67,087)	(70,732)	(26,606)	(22,599)
Other operating income, net	8	9,935	615	(2,768)	9,297
Profit from operations before financing and taxation		132,164	96,919	57,120	40,078
Finance income	9	16,812	6,816	11,147	2,276
Finance costs	9	(210,625)	(120,130)	(40,850)	(88,380)
Other financial results - Net gain of inflation effects on the monetary items	9	7,541	12,330	4,775	2,745
Financial results, net	9	(186,272)	(100,984)	(24,928)	(83,359)
(Loss) / profit before income tax		(54,108)	(4,065)	32,192	(43,281)
Income tax benefit / (expense)	10	7,870	(5,215)	(11,925)	12,974
(Loss) / profit for the period		(46,238)	(9,280)	20,267	(30,307)
Attributable to:
Equity holders of the parent		(47,072)	(10,407)	20,016	(30,245)
Non-controlling interest		834	1,127	251	(62)

(Loss) / profit per share attributable to the equity holders of the parent during the period:
Basic		(0.401)	(0.089)	0.170	(0.259)
Diluted		(0.401)	(0.089)	0.170	(0.259)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 29.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month period ended September 30, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2020	2019	2020	2019

	(unaudited)

(Loss) / profit for the period	(46,238)	(9,280)	20,267	(30,307)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(121,239)	(87,586)	(8,941)	(150,210)
Cash flow hedge, net of tax (Note 2)	(14,102)	(23,245)	2,390	(22,783)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	35,403	6,176	5,920	53,161
Other comprehensive (loss) profit for the period	(99,938)	(104,655)	(631)	(119,832)
Total comprehensive (loss) / income for the period	(146,176)	(113,935)	19,636	(150,139)

Attributable to:
Equity holders of the parent	(146,927)	(110,394)	19,442	(145,179)
Non-controlling interest	751	(3,541)	194	(4,960)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2020 and December 31, 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2020	2019
		(unaudited)	(*)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,332,793	1,493,220
Right of use assets	12	195,202	238,053
Investment property	13	31,395	34,295
Intangible assets	14	30,353	33,679
Biological assets	15	13,867	13,303
Deferred income tax assets	10	33,058	13,664
Trade and other receivables, net	17	38,036	44,993
Other assets		765	1,034
Total Non-Current Assets		1,675,469	1,872,241
Current Assets
Biological assets	15	93,529	117,133
Inventories	18	159,846	112,790
Trade and other receivables, net	17	142,131	127,338
Derivative financial instruments	16	151	1,435
Other assets		56	94
Cash and cash equivalents	19	213,584	290,276
Total Current Assets		609,297	649,066
TOTAL ASSETS		2,284,766	2,521,307
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	183,573	183,573
Share premium	20	903,157	901,739
Cumulative translation adjustment		(592,415)	(492,374)
Equity-settled compensation		13,971	15,354
Cash flow hedge		(90,406)	(76,303)
Other reserves		76,571	66,047
Treasury shares		(7,567)	(7,946)
Revaluation surplus		346,264	337,877
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		(33,637)	18,728
Equity attributable to equity holders of the parent		841,085	988,269
Non-controlling interest		40,035	40,614
TOTAL SHAREHOLDERS EQUITY		881,120	1,028,883
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	3,808	3,599
Borrowings	23	722,740	780,202
Lease liabilities	24	144,683	174,570
Deferred income tax liabilities	10	182,407	165,508
Payroll and social security liabilities	25	970	1,209
Provisions for other liabilities	26	2,486	2,936
Total Non-Current Liabilities		1,057,094	1,128,024
Current Liabilities
Trade and other payables	22	82,007	106,887
Current income tax liabilities		1,103	754
Payroll and social security liabilities	25	21,498	25,208
Borrowings	23	202,177	188,078
Lease liabilities	24	33,363	41,814
Derivative financial instruments	16	5,398	1,423
Provisions for other liabilities	26	1,006	236
Total Current Liabilities		346,552	364,400
TOTAL LIABILITIES		1,403,646	1,492,424
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,284,766	2,521,307
(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification of the adjustment of opening balance for the application of IAS 29 as explained in Note 29.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Reclassification of "adjustment of opening balance for the application of IAS 29 (Note 29) (****)	—	—	187,941	—	—	—	—	—	—	(187,941)	—	—	—
Total equity at the beginning of financial year	183,573	900,503	(478,096)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	49,247	1,063,636	44,509	1,108,145
Loss for the period	—	—	—	—	—		—	—	—	(10,407)	(10,407)	1,127	(9,280)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(46,766)	—	—	—	—	(36,482)	—	—	(83,248)	(4,338)	(87,586)
Cash flow hedge (*)	—	—	—	—	(23,243)	—	—	—	—	—	(23,243)	(2)	(23,245)
Revaluation of surplus (**)	—	—	—	—	—	—	—	6,504	—	—	6,504	(328)	6,176
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive income for the period	—	—	(46,766)	—	(23,243)	—	—	(35,022)	—	5,044	(99,987)	(4,668)	(104,655)
Total comprehensive income for the period	—	—	(46,766)	—	(23,243)	—	—	(35,022)	—	(5,363)	(110,394)	(3,541)	(113,935)

Reserves for the benefit of government grants (1)	—	—	—	—	—	22,577	—	—	—	(22,577)	—	—	—
- Forfeited	—	—	—	—	—	5	(5)	—	—	—	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	2,709	—	—	—	—	—	—	2,709	—	2,709
Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
-Purchase of own shares (Note 20)	—	(1,295)	—	—	—	—	(447)	—	—	—	(1,742)	—	(1,742)
Granted (***)	—	—	—	—	—	(1,129)	1,129	—	—	—	—	—	—
-Dividends	—	—	—	—	—	—	—	—	—	—	—	(195)	(195)
Balance at September 30, 2019 (unaudited) (****)	183,573	903,663	(524,862)	14,451	(80,127)	53,833	(7,349)	348,867	41,574	21,307	954,930	40,773	995,703
(*) Net of 7,871 of Income tax.
(**) Net of (2,568) of Income tax.
(***) It corresponds to Restricted Shares Granted.
(****) Prior periods have been recast to reflect the Company's change in accounting policy for the classification of the adjustment of opening balance for the application of IAS 29 as explained in Note 29.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2020 (***)	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Loss for the period	—	—	—	—	—		—	—	—	(47,072)	(47,072)	834	(46,238)
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(100,041)	—	—	—	—	(19,842)	—	—	(119,883)	(1,356)	(121,239)
Cash flow hedge (*)	—	—	—	—	(14,103)	—	—	—	—	—	(14,103)	1	(14,102)
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	34,131	—	—	34,131	1,272	35,403
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,902)	—	5,902	—	—	—
Other comprehensive income for the period	—	—	(100,041)	—	(14,103)	—	—	8,387	—	5,902	(99,855)	(83)	(99,938)
Total comprehensive income for the period	—	—	(100,041)	—	(14,103)	—	—	8,387	—	(41,170)	(146,927)	751	(146,176)

- Reserves for the benefit of government grants (1)	—	—	—	—	—	11,195	—	—	—	(11,195)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	2,442	—	—	—	—	—	—	2,442	—	2,442
Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
Forfeited	—	—	—	—	—	17	(17)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,071)	1,071	—	—	—	—	—	—
- Purchase of own shares	—	(2,764)	—	—	—	—	(1,159)	—	—	—	(3,923)	—	(3,923)
- Dividends	—	—	—	—	—	—	—	—	—	—	—	(1,330)	(1,330)
Balance at September 30, 2020 (unaudited)	183,573	903,157	(592,415)	13,971	(90,406)	76,571	(7,567)	346,264	41,574	(33,637)	841,085	40,035	881,120

(*) Net of 2,073 of Income tax.
(**) Net of (12,279) of Income tax.
(***) Prior periods have been recast to reflect the Company's change in accounting policy for the classification of the adjustment of opening balance for the application of IAS 29 as explained in Note 29.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2020	September 30, 2019 (*)
		(unaudited)
Cash flows from operating activities:
Loss for the period		(46,238)	(9,280)
Adjustments for:
Income tax (benefit) / expense	10	(7,870)	5,215
Depreciation of property, plant and equipment	11	102,890	131,226
Amortization of intangible assets	14	752	977
Depreciation of right of use assets	12	30,506	32,927
Gain from the sale of farmland and other assets	8	(2,048)	(1,354)
Gain from disposal of other property items	8	(1,704)	(194)
Acquisition of subsidiaries		—	(149)
Net (gain) / loss from the Fair value adjustment of Investment properties	13	(1,541)	(2,069)
Equity settled share-based compensation granted	7	2,706	3,416
Gain from derivative financial instruments	8, 9	1,315	(601)
Interest and other expense, net	9	37,931	46,026
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(31,228)	(23,629)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(67)	(1,429)
Provision and allowances		1,839	(440)
Net gain of inflation effects on the monetary items	9	(7,541)	(12,330)
Foreign exchange losses, net	9	124,185	53,201
Cash flow hedge – transfer from equity	9	24,629	10,758
Subtotal		228,516	232,271
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(42,060)	(20,081)
(Increase) in inventories		(63,973)	(74,511)
Decrease in biological assets		38,477	30,759
Decrease / (Increase) in other assets		18	(207)
Decrease in derivative financial instruments		4,083	4,046
Decrease in trade and other payables		(27,038)	(5,517)
Increase in payroll and social security liabilities		2,895	4,099
Increase / (Decrease) in provisions for other liabilities		442	(361)
Net cash generated from operating activities before taxes paid		141,360	170,498
Income tax paid		(1,650)	(1,804)
Net cash generated from operating activities	(a)	139,710	168,694

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2020	September 30, 2019 (*)
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		—	636
Purchases of property, plant and equipment	11	(126,667)	(199,440)
Purchases of cattle and non current biological assets		(5,114)	(4,950)
Purchases of intangible assets	14	(840)	(6,990)
Interest received and others		16,395	5,110
Proceeds from sale of property, plant and equipment		2,108	1,804
Proceeds from sale of farmlands and other assets	27	15,930	5,833
Net cash used in investing activities	(b)	(98,188)	(197,997)

Cash flows from financing activities:
Proceeds from long-term borrowings		34,131	12,594
Payments of long-term borrowings		(25,583)	(79,768)
Proceeds from short-term borrowings		170,187	172,411
Payment of short-term borrowings		(155,958)	(92,902)
(Proceeds) / Payments of derivatives financial instruments		(63)	1,485
Lease payments		(33,130)	(41,304)
Interest paid		(52,101)	(48,302)
Purchase of own shares		(3,923)	(1,741)
Dividends paid to non-controlling interest		(529)	(603)
Net cash used in financing activities	(c)	(66,969)	(78,130)
Net decrease in cash and cash equivalents		(25,447)	(107,433)
Cash and cash equivalents at beginning of period	19	290,276	273,635
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(51,245)	(20,369)
Cash and cash equivalents at end of period	19	213,584	145,833

(a) Includes (1,583) and 21,088 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.
(b) Includes 202 and 7,001 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.
(c) Includes 10,324 and (14,093) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.
(d) Includes (8,943) and (13,996) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2020 and 2019, respectively.

Other Non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27.
(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 29.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 10, 2020.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2019 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2020. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Dividends payments to non residents.
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2020. All amounts are shown in US dollars.

	September 30, 2020
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(80,412)	—	—	(284)	(80,696)
Brazilian Reais	—	(270,391)	—	—	(270,391)
US Dollar	(209,560)	(362,216)	23,645	40,912	(507,219)
Uruguayan Peso	—	—	(6,639)	—	(6,639)
Total	(289,972)	(632,607)	17,006	40,628	(864,945)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2020 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.
A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2020
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(20,956)	(36,222)	2,365	—	(54,813)
(Decrease) or increase in Profit before income tax	(20,956)	(36,222)	2,365	—	(54,813)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2020 and 2024.

For the period ended September 30, 2020, a loss before income tax of US$ 28,318 was recognized in other comprehensive income and a loss of US$ 24,629 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2020 (all amounts are shown in US dollars):

	September 30, 2020
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	72,386	—	—	—	72,386
Brazilian Reais	—	24,662	—	—	24,662
US Dollar	52,691	78,615	10,382	497,648	639,336
Subtotal Fixed-rate borrowings	125,077	103,277	10,382	497,648	736,384
Variable rate:
Brazilian Reais	—	125,733	—	—	125,733
US Dollar	59,796	3,004	—	—	62,800
Subtotal Variable-rate borrowings	59,796	128,737	—	—	188,533
Total borrowings as per analysis	184,873	232,014	10,382	497,648	924,917

At September 30, 2020, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2020
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,257)	(1,257)
US Dollar	(598)	(30)	(628)
Decrease in profit before income tax	(598)	(1,287)	(1,885)

•Credit risk

As of September 30, 2020, nine banks accounted for more than 70% of the total cash deposited (Banco Santander, J.P. Morgan, Banco Safra, Banco do Brasil, Itaú Nassau, Banco Itaú, HSBC, Banco Bradesco and Credit Agricole).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2020:

▪    Futures / Options

	September 30, 2020
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	58	7,130	(1,422)	(1,423)
Soybean	33	7,450	(1,125)	(1,125)
Wheat	(5)	(876)	51	51
Sugar	154	43,385	(1,539)	(510)
Ethanol	26	9,046	(73)	(73)
Total	266	66,135	(4,108)	(3,080)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪    Other derivative financial instruments

As of September 30, 2020, the Group has foreign currency agreements, which were also outstanding as of December 31, 2019.

During the period ended September 30, 2020, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 5.0 million. Those contracts entered in 2020 had maturity dates in October 2020. The outstanding contracts resulted in the recognition of a loss of US$ 1.7 million in the period ended September 30, 2020.

During the period ended September 30, 2020, the Argentina subsidiaries entered into several currency futures contracts with financial institutions in order to hedge the fluctuation of the Argentine Peso against US Dollar for a total notional amount of US$ 18.2 million. Those contracts entered in 2020, had maturity dates in November 2020. The outstanding contracts resulted in the recognition of a gain of US$ 0.2 million

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪    The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪    The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪    The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others;

▪    The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits). (For disposals and acquisitions see Note 27).

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the nine-month period ended September 30, 2020 and September 30, 2019, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	September 30, 2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	140,222	(2,052)	138,170	84,469	(1,204)	83,265	102,698	(2,262)	100,436
Cost of goods and services rendered	(126,670)	1,863	(124,807)	(62,347)	672	(61,675)	(88,642)	1,951	(86,691)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,867	(974)	28,893	18,168	(899)	17,269	10,386	(339)	10,047
Gain from changes in net realizable value of agricultural produce after harvest	5,193	(85)	5,108	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	48,612	(1,248)	47,364	40,290	(1,431)	38,859	24,442	(650)	23,792
General and administrative expenses	(4,903)	132	(4,771)	(4,967)	153	(4,814)	(3,618)	118	(3,500)
Selling expenses	(14,085)	295	(13,790)	(11,518)	287	(11,231)	(10,761)	322	(10,439)
Other operating income, net	(2,259)	(57)	(2,316)	534	(20)	514	(292)	8	(284)
Profit from Operations Before Financing and Taxation	27,365	(878)	26,487	24,339	(1,011)	23,328	9,771	(202)	9,569

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,092)	124	(3,968)	(5,196)	164	(5,032)	(4,804)	150	(4,654)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

	September 30, 2020
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,254	(30)	1,224	—	—	—	—	—	—	580,263	(5,548)	574,715
Cost of goods and services rendered	(946)	20	(926)	—	—	—	—	—	—	(444,052)	4,506	(439,546)
Initial recognition and changes in fair value of biological assets and agricultural produce	(316)	13	(303)	—	—	—	—	—	—	89,499	(2,199)	87,300
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	5,193	(85)	5,108
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(8)	3	(5)	—	—	—	—	—	—	230,903	(3,326)	227,577
General and administrative expenses	(89)	3	(86)	—	(4)	(4)	(13,842)	390	(13,452)	(39,053)	792	(38,261)
Selling expenses	(155)	4	(151)	—	—	—	(170)	7	(163)	(68,002)	915	(67,087)
Other operating income, net	1,555	(19)	1,536	2,084	(30)	2,054	(67)	(8)	(75)	10,061	(126)	9,935
Profit from Operations Before Financing and Taxation	1,303	(9)	1,294	2,084	(34)	2,050	(14,079)	389	(13,690)	133,909	(1,745)	132,164

Depreciation of Property, plant and equipment and amortization of Intangible assets	(105)	4	(101)	—	—	—	(293)	—	(293)	(104,084)	442	(103,642)
Net gain from Fair value adjustment of Investment property	1,561	(20)	1,541	—	—	—	—	—	—	1,561	(20)	1,541

Sugar, Ethanol and Energy segment have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

	September 30, 2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	134,038	(9,456)	124,582	74,829	(3,316)	71,513	53,946	(4,864)	49,082
Cost of goods and services rendered	(129,805)	9,174	(120,631)	(57,447)	1,542	(55,905)	(49,117)	4,355	(44,762)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,545	(2,256)	22,289	15,440	(1,957)	13,483	10,137	(964)	9,173
Gain from changes in net realizable value of agricultural produce after harvest	1,174	71	1,245	—	—	—	27	(27)	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	29,952	(2,467)	27,485	32,822	(3,731)	29,091	14,993	(1,500)	13,493
General and administrative expenses	(3,623)	279	(3,344)	(4,821)	282	(4,539)	(3,081)	317	(2,764)
Selling expenses	(8,804)	747	(8,057)	(15,773)	1,513	(14,260)	(3,554)	318	(3,236)
Other operating income, net	(3,206)	(285)	(3,491)	256	(34)	222	(666)	(17)	(683)
Profit from Operations Before Financing and Taxation	14,319	(1,726)	12,593	12,484	(1,970)	10,514	7,692	(882)	6,810

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,555)	(62)	(3,617)	(5,087)	541	(4,546)	(3,615)	363	(3,252)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

	September 30, 2019
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	2,249	(190)	2,059	—	—	—	—	—	—	625,739	(17,826)	607,913
Cost of goods and services rendered	(1,877)	150	(1,727)	—	—	—	—	—	—	(476,174)	15,221	(460,953)
Initial recognition and changes in fair value of biological assets and agricultural produce	(578)	66	(512)	—	—	—	—	—	—	64,429	(5,111)	59,318
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	1,201	44	1,245
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(206)	26	(180)	—	—	—	—	—	—	215,195	(7,672)	207,523
General and administrative expenses	(126)	19	(107)	—	—	—	(14,455)	1,567	(12,888)	(42,951)	2,464	(40,487)
Selling expenses	(149)	6	(143)	—	—	—	(106)	33	(73)	(73,349)	2,617	(70,732)
Other operating income, net	1,615	446	2,061	—	—	—	(289)	43	(246)	464	151	615
Profit from Operations Before Financing and Taxation	1,134	497	1,631	—	—	—	(14,850)	1,643	(13,207)	99,359	(2,440)	96,919

Depreciation of Property, plant and equipment and amortization of Intangible assets	(139)	15	(124)	—	—	—	—	—	—	(133,060)	857	(132,203)
Net gain from Fair value adjustment of Investment property	1,622	447	2,069	—	—	—	—	—	—	1,622	447	2,069

Sugar, Ethanol and Energy segment have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2020 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	140,222	84,469	102,698	1,254	328,643	251,620	—	—	580,263
Cost of goods sold and services rendered	(126,670)	(62,347)	(88,642)	(946)	(278,605)	(165,447)	—	—	(444,052)
Initial recognition and changes in fair value of biological assets and agricultural produce	29,867	18,168	10,386	(316)	58,105	31,394	—	—	89,499
Changes in net realizable value of agricultural produce after harvest	5,193	—	—	—	5,193	—	—	—	5,193
Margin on manufacturing and agricultural activities before operating expenses	48,612	40,290	24,442	(8)	113,336	117,567	—	—	230,903
General and administrative expenses	(4,903)	(4,967)	(3,618)	(89)	(13,577)	(11,634)	—	(13,842)	(39,053)
Selling expenses	(14,085)	(11,518)	(10,761)	(155)	(36,519)	(31,313)	—	(170)	(68,002)
Other operating income, net	(2,259)	534	(292)	1,555	(462)	8,506	2,084	(67)	10,061
Profit / (loss) from operations before financing and taxation	27,365	24,339	9,771	1,303	62,778	83,126	2,084	(14,079)	133,909

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,092)	(5,196)	(4,804)	(105)	(14,197)	(89,594)	—	(293)	(104,084)
Net gain from Fair value adjustment of Investment property	—	—	—	1,561	1,561	—	—	—	1,561
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,008	—	8,008
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	11,174	4,554	(3,601)	1,145	13,272	17,956	—	—	31,228
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	18,693	13,614	13,987	(1,461)	44,833	13,438	—	—	58,271
Changes in net realizable value of agricultural produce after harvest (unrealized)	67	—	—	—	67	—	—	—	67
Changes in net realizable value of agricultural produce after harvest (realized)	5,126	—	—	—	5,126	—	—	—	5,126

Farmlands and farmland improvements, net	467,707	141,105	1,942	53,857	664,611	64,065	—	—	728,676
Machinery, equipment, building and facilities, and other fixed assets, net	37,900	19,063	68,376	470	125,809	170,316	—	—	296,125
Bearer plants, net	663	—	—	—	663	251,023	—	—	251,686
Work in progress	2,558	22,602	19,145	1,335	45,640	10,666	—	—	56,306
Right of use asset	4,414	2,372	1,676	—	8,462	186,312	—	428	195,202
Investment property	—	—	—	31,395	31,395	—	—	—	31,395
Goodwill	9,515	786	3,739	—	14,040	3,870	—	—	17,910
Biological assets	20,758	13,407	12,517	4,011	50,693	56,703	—	—	107,396
Finished goods	21,507	3,468	4,754	—	29,729	58,750	—	—	88,479
Raw materials, Stocks held by third parties and others	25,468	19,749	7,053	138	52,408	18,959	—	—	71,367
Total segment assets	590,490	222,552	119,202	91,206	1,023,450	820,664	—	428	1,844,542
Borrowings	55,283	80,282	171,145	—	306,710	572,975	—	45,232	924,917
Lease liabilities	5,438	2,004	1,782	—	9,224	168,428	—	394	178,046
Total segment liabilities	60,721	82,286	172,927	—	315,934	741,403	—	45,626	1,102,963
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2019 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	134,038	74,829	53,946	2,249	265,062	360,677	—	—	625,739
Cost of goods sold and services rendered	(129,805)	(57,447)	(49,117)	(1,877)	(238,246)	(237,928)	—	—	(476,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,545	15,440	10,137	(578)	49,544	14,885	—	—	64,429
Changes in net realizable value of agricultural produce after harvest	1,174	—	27	—	1,201	—	—	—	1,201
Margin on manufacturing and agricultural activities before operating expenses	29,952	32,822	14,993	(206)	77,561	137,634	—	—	215,195
General and administrative expenses	(3,623)	(4,821)	(3,081)	(126)	(11,651)	(16,845)	—	(14,455)	(42,951)
Selling expenses	(8,804)	(15,773)	(3,554)	(149)	(28,280)	(44,963)	—	(106)	(73,349)
Other operating income / (loss), net	(3,206)	256	(666)	1,615	(2,001)	1,400	1,354	(289)	464
Profit / (loss) from operations before financing and taxation	14,319	12,484	7,692	1,134	35,629	77,226	1,354	(14,850)	99,359

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,555)	(5,087)	(3,615)	(139)	(12,396)	(120,664)	—	—	(133,060)
Net gain from Fair value adjustment of Investment property	—	—	—	1,622	1,622	—	—	—	1,622
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	10,838	5,131	(2,822)	359	13,506	10,123	—	—	23,629
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	13,707	10,309	12,959	(937)	36,038	4,762	—	—	40,800
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,429	—	—	—	1,429	—	—	—	1,429
Changes in net realizable value of agricultural produce after harvest (realized)	(255)	—	27	—	(228)	—	—	—	(228)

As of December 31, 2019:
Farmlands and farmland improvements, net	474,922	142,864	611	52,874	671,271	63,594	—	—	734,865
Machinery, equipment, building and facilities, and other fixed assets, net	29,038	25,425	74,403	507	129,373	316,304	—	—	445,677
Bearer plants, net	592	—	—	—	592	252,928	—	—	253,520
Work in progress	11,457	15,669	15,394	1,214	43,734	15,424	—	—	59,158
Right of use assets	4,378	567	371	—	5,316	231,832	—	905	238,053
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,896	3,890	—	817	14,603	5,417	—	—	20,020
Biological assets	38,404	21,484	11,521	3,673	75,082	55,354	—	—	130,436
Finished goods	17,830	5,805	4,779	—	28,414	36,864	—	—	65,278
Raw materials, Stocks held by third parties and others	17,187	4,876	5,156	90	27,309	20,203	—	—	47,512
Total segment assets	603,704	220,580	112,235	93,470	1,029,989	997,920	—	905	2,028,814
Borrowings	28,045	45,602	100,262	—	173,909	240,001	—	554,370	968,280
Lease liabilities	4,857	490	378	—	5,725	209,700	—	959	216,384
Total segment liabilities	32,902	46,092	100,640	—	179,634	449,701	—	555,329	1,184,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	September 30, 2020	September 30, 2019
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	124,878	245,720
Sugar	99,192	67,530
Energy (*)	28,431	47,936
Peanut	30,746	17,069
Sunflower	8,617	4,420
Rice	79,164	69,039
Fluid milk (UHT)	44,042	23,964
Powder milk	29,786	9,851
Other dairy products	12,311	5,167
Soybean oil and meal	—	989
Services	3,572	2,750
Rental income	325	362
Others	5,031	2,262
	466,095	497,059
Sales of agricultural produce and biological assets:
Soybean (*)	42,209	35,980
Corn	42,543	51,059
Wheat	8,311	11,191
Sunflower	609	672
Barley	—	862
Seeds	1,083	336
Milk	8,462	6,721
Cattle	926	—
Cattle for dairy	1,714	3,186
Others	2,763	847
	108,620	110,854
Total sales	574,715	607,913

(*) Includes sales mhw of energy and soybean produced by third parties for an amount of US$ 7 million, US$ 5 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 79.2 million as of September 30, 2020 (September 30, 2019: US$ 55 million) comprised primarily of 183,836 tons of sugar (US$ 49.7 million), 14,725 m3 of ethanol (US$ 5.82 million), 252,523 mwh of energy (US$ 10.97 million), 21,896 tons of soybean (US$ 5.1 million), 23,153 tons of corn (US$ 3.23 million) and 21,346 tons of wheat (US$ 3.8 million) which expire between November 2020 and June 2021.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of September 30, 2020 :

	September 30, 2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2020 (Note 18)	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	32,295	64,122	76,753	—	204,059	377,229
Purchases	4,761	—	—	—	4,645	9,406
Agricultural produce	111,689	—	10,176	926	—	122,791
Transfer to raw material	(39,707)	(3,972)	—	—	—	(43,679)
Direct agricultural selling expenses	14,938	—	—	—	—	14,938
Tax recoveries (i)	—	—	—	—	(13,856)	(13,856)
Changes in net realizable value of agricultural produce after harvest	5,108	—	—	—	—	5,108
Finished goods as of September 30, 2020 (Note 18)	(21,507)	(3,468)	(4,754)	—	(58,750)	(88,479)
Exchange differences	(600)	(812)	(263)	—	(7,515)	(9,190)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	124,807	61,675	86,691	926	165,447	439,546
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of September 30, 2019:

	September 30, 2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	20,394	47,356	39,759	—	274,551	382,060
Purchases	23,085	7,075	632	—	30,980	61,772
Agricultural produce	88,987	—	8,171	1,727	—	98,885
Transfer to raw material	(28,072)	—	—	—	—	(28,072)
Direct agricultural selling expenses	12,546	—	—	—	—	12,546
Tax recoveries (i)	—	—	—	—	(20,573)	(20,573)
Changes in net realizable value of agricultural produce after harvest	1,245	—	—	—	—	1,245
Finished goods as of September 30, 2019	(24,665)	(8,328)	(4,841)	—	(81,959)	(119,793)
Exchange differences	(2,033)	295	(129)	—	(5,008)	(6,875)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	120,631	55,905	44,762	1,727	237,928	460,953
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended September 30, 2020:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,757	3,483	5,548	—	19,848	30,636	17,865	3,798	52,299
Raw materials and consumables	307	2,868	11,424	—	5,709	20,308	—	—	20,308
Depreciation and amortization	2,154	1,485	1,977	—	68,515	74,131	9,191	625	83,947
Depreciation of right-of-use assets	—	84	372	—	4,664	5,120	2,559	14	7,693
Fuel, lubricants and others	110	52	1,690	—	12,171	14,023	316	154	14,493
Maintenance and repairs	414	752	798	—	9,816	11,780	666	397	12,843
Freights	136	3,884	1,265	—	389	5,674	—	22,558	28,232
Export taxes / selling taxes	—	—	—	—	—	—	—	24,298	24,298
Export expenses	—	—	—	—	—	—	—	4,907	4,907
Contractors and services	1,037	76	40	—	3,443	4,596	—	—	4,596
Energy transmission	—	—	—	—	—	—	—	1,664	1,664
Energy power	628	851	1,426	—	564	3,469	122	96	3,687
Professional fees	20	27	74	—	330	451	4,455	782	5,688
Other taxes	15	60	81	—	666	822	289	18	1,129
Contingencies	—	—	—	—	—	—	505	—	505
Lease expense and similar arrangements	94	129	94	—	—	317	218	167	702
Third parties raw materials	1,964	6,945	30,347	—	8,580	47,836	—	—	47,836
Tax recoveries	—	—	—	—	(483)	(483)	—	—	(483)
Others	776	162	1,521	—	1,036	3,495	2,075	7,609	13,179
Subtotal	9,412	20,858	56,657	—	135,248	222,175	38,261	67,087	327,523
Own agricultural produce consumed	22,883	43,264	20,096	—	68,811	155,054	—	—	155,054
Total	32,295	64,122	76,753	—	204,059	377,229	38,261	67,087	482,577

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the period ended September 30, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,233	3,366	2,649	—	30,985	38,233	19,981	4,355	62,569
Raw materials and consumables	123	3,892	5,653	—	6,555	16,223	—	—	16,223
Depreciation and amortization	1,758	1,337	1,393	—	95,808	100,296	7,844	94	108,234
Depreciation of right-of-use assets	—	81	216	—	4,121	4,418	1,098	3	5,519
Fuel, lubricants and others	178	65	683	—	20,436	21,362	475	159	21,996
Maintenance and repairs	199	655	707	—	15,973	17,534	1,441	467	19,442
Freights	78	1,941	1,138	—	444	3,601	—	14,204	17,805
Export taxes / selling taxes	—	—	—	—	—	—	—	35,691	35,691
Export expenses	—	—	—	—	—	—	—	3,386	3,386
Contractors and services	725	111	35	—	7,760	8,631	—	—	8,631
Energy transmission	—	—	—	—	—	—	—	2,360	2,360
Energy power	488	998	783	—	634	2,903	174	84	3,161
Professional fees	9	32	80	—	80	201	6,085	436	6,722
Other taxes	—	86	50	—	915	1,051	349	20	1,420
Contingencies	—	—	—	—	—	—	334	—	334
Lease expense and similar arrangements	42	129	54	—	—	225	629	72	926
Third parties raw materials	3,913	4,354	8,002	—	10,444	26,713	—	—	26,713
Tax recoveries	—	—	—	—	(842)	(842)	—	—	(842)
Others	162	546	136	—	2,982	3,826	2,077	9,401	15,304
Subtotal	8,908	17,593	21,579	—	196,295	244,375	40,487	70,732	355,594
Own agricultural produce consumed	11,486	29,763	18,180	—	78,256	137,685	—	—	137,685
Total	20,394	47,356	39,759	—	274,551	382,060	40,487	70,732	493,279

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	September 30, 2020	September 30, 2019
	(unaudited)
Wages and salaries	66,637	77,621
Social security costs	19,709	22,616
Equity-settled share-based compensation	2,706	3,416
	89,052	103,653

8.    Other operating income / (loss), net

	September 30, 2020	September 30, 2019
	(unaudited)
Gain from disposals of farmland and other assets (Note 27)	2,048	1,354
Gain / (Loss) from commodity derivative financial instruments	1,288	(285)
Gain from disposal of other property items	1,704	194
Net gain from fair value adjustment of Investment property	1,541	2,069
Others	3,354	(2,717)
	9,935	615

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	September 30, 2020	September 30, 2019 (*)
	(unaudited)
Finance income:
- Interest income	3,782	4,724
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	1,019
- Other income	13,030	1,073
Finance income	16,812	6,816

Finance costs:
- Interest expense	(43,966)	(41,026)
- Finance cost related to lease liabilities	(8,835)	(9,417)
- Cash flow hedge – transfer from equity	(24,629)	(10,758)
- Foreign exchange losses, net	(124,185)	(53,201)
- Taxes	(3,626)	(2,878)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(1,603)	—
- Other expenses	(3,781)	(2,850)
Finance costs	(210,625)	(120,130)
Other financial results - Net gain of inflation effects on the monetary items	7,541	12,330
Total financial results, net	(186,272)	(100,984)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification in financial results of the segregation of the inflation impact as explained in Note 29.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2020	September 30, 2019
	(unaudited)
Current income tax	(1,934)	856
Deferred income tax	9,804	(6,071)
Income tax benefit / (expense)	7,870	(5,215)

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2019.

The gross movement on the deferred income tax account is as follows:

	September 30, 2020	September 30, 2019
	(unaudited)
Beginning of period liability	(151,844)	(151,980)
Exchange differences	231	14,795
Effect of fair value valuation for farmlands	(16,179)	(2,568)
Acquisition of subsidiary (Note 27)	—	(3,655)
Disposal of farmland (Note 27)	1,967	3,730
Tax charge relating to cash flow hedge (i)	6,337	7,871
Others	335	(343)
Income tax benefit / (expense)	9,804	(6,071)
End of period liability	(149,349)	(138,221)

(i)It relates to the amount reclassified of US$ 24,629 loss and US$ 10,758 loss from equity to profit and loss for the nine-month period ended September 30, 2020 and 2019, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2020	September 30, 2019
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	17,994	(140)
Non-deductible items	(5,688)	(1,668)
Effect of the changes in the statutory income tax rate in Argentina	4,896	3,523
Non-taxable income	4,034	10,524
Tax losses where no deferred tax asset was recognized	(407)	(375)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(12,455)	(15,047)
Others	(504)	(2,032)
Income tax benefit / (expense)	7,870	(5,215)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2020 and 2019 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2019
Opening net book amount.	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	(74,095)	(1,749)	(14,451)	(17,090)	(17,729)	(613)	(3,554)	(129,281)
Additions	1,623	57	31,359	51,138	73,986	1,905	46,332	206,400
Revaluation surplus	8,743	—	—	—	—	—	—	8,743
Acquisition of subsidiaries	758	—	22,458	4,915	—	406	—	28,537
Transfer from investment property	4,483	—	—	—	—	—	—	4,483
Transfers	—	11,852	2,429	14,946	—	10	(29,237)	—
Disposals	—	—	(54)	(1,642)	—	(23)	—	(1,719)
Disposal of subsidiaries	(10,379)	—	(571)	(22)	—	—	—	(10,972)
Reclassification to non-income tax credits (*)	—	—	—	(176)	—	—	—	(176)
Depreciation	—	(2,216)	(17,659)	(51,573)	(58,336)	(1,442)	—	(131,226)
Closing net book amount	711,317	24,268	212,133	205,644	230,877	6,544	64,445	1,455,228
At September 30, 2019 (unaudited)								.
Cost	711,317	42,878	386,085	771,047	536,306	23,296	64,445	2,535,374
Accumulated depreciation	—	(18,610)	(173,952)	(565,403)	(305,429)	(16,752)	—	(1,080,146)
Net book amount	711,317	24,268	212,133	205,644	230,877	6,544	64,445	1,455,228
Nine-month period ended September 30, 2020
Opening net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(46,815)	(535)	(51,262)	(114,031)	(6,693)	(2,137)	(7,962)	(229,435)
Additions	—	—	8,460	39,730	54,051	1,537	26,426	130,204
Revaluation surplus	49,835	—	—	—	—	—	—	49,835
Transfer from investment property	3,125	—	—	—	—	—	—	3,125
Transfers	—	94	8,374	11,288	—	42	(19,798)	—
Disposals	(9,591)	—	(23)	(1,364)	—	(33)	—	(11,011)
Reclassification to non-income tax credits (*)	—	—	—	(255)	—	—	—	(255)
Depreciation	—	(2,302)	(15,411)	(45,722)	(38,368)	(1,087)	—	(102,890)
Closing net book amount	706,139	22,537	182,858	95,919	262,510	5,006	57,824	1,332,793
At September 30, 2020 (unaudited)
Cost	706,139	44,446	379,276	726,392	620,418	23,316	57,824	2,557,811
Accumulated depreciation	—	(21,909)	(196,418)	(630,473)	(357,908)	(18,310)	—	(1,225,018)
Net book amount	706,139	22,537	182,858	95,919	262,510	5,006	57,824	1,332,793
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2020, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 706 million as of September 30, 2020, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2020 would have reduced the value of the Farmlands on US$ 71 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2020 and 2019.

As of September 30, 2020, borrowing costs of US$ 1,183 (September 30, 2019: US$ 5,037) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 135,668 as of September 30, 2020.

12.    Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2020 and 2019 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Nine-months period ended September 30, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	(11,625)	(6,873)	(18,498)
Additions and Re-measurement	55,710	15,899	71,609
Depreciation	(26,660)	(6,267)	(32,927)
Closing net book amount	212,188	12,933	225,121

Nine-months period ended September 30, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(65,780)	(5,484)	(71,264)
Additions and Re-measurement	48,854	10,065	58,919
Depreciation	(24,905)	(5,601)	(30,506)
Closing net book amount	178,006	17,196	195,202

(*) Agricultural partnership has an average of 6 years duration.

As of September 30, 2020 included within Right of use assets balances are US$ 582 related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2020 and 2019 were as follows:

	September 30, 2020	September 30, 2019
	(unaudited)
Beginning of the period	34,295	40,725
Gain from fair value adjustment (Note 8)	1,541	2,069
Reclassification to property, plant and equipment	(3,125)	(4,483)
Exchange differences	(1,316)	(4,016)
End of the period	31,395	34,295
Cost	31,395	34,295
Net book amount	31,395	34,295

For all Investment properties with a total valuation of US$ 31.4 million as of September 30, 2020, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during September 30, 2020 and 2019. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2020 would have reduced the value of the Investment properties on US$ 3.1 million, which would impact the line item "Net gain from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2020 and 2019 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Nine-month period ended September 30, 2019
Opening net book amount	21,350	5,596	886	77	27,909
Exchange differences	(1,879)	(576)	—	(33)	(2,488)
Acquisition of subsidiary	—	65	—	—	65
Additions	—	1,006	5,987	61	7,054
Disposal	(635)	—	—	—	(635)
Amortization charge (i)	—	(912)	—	(65)	(977)
Closing net book amount	18,836	5,179	6,873	40	30,928
At September 30, 2019 (unaudited)
Cost	18,836	10,658	8,567	1,924	39,985
Accumulated amortization	—	(5,479)	(1,694)	(1,884)	(9,057)
Net book amount	18,836	5,179	6,873	40	30,928

Nine-month period ended September 30, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(2,110)	(1,011)	(219)	(34)	(3,374)
Additions	—	811	—	73	884
Disposal	—	(42)	—	(42)	(84)
Amortization charge (i)	—	(703)	—	(49)	(752)
Closing net book amount	17,910	5,316	7,097	30	30,353
At September 30, 2020 (unaudited)
Cost	17,910	11,734	8,653	425	38,722
Accumulated amortization	—	(6,418)	(1,556)	(395)	(8,369)
Net book amount	17,910	5,316	7,097	30	30,353

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2020 and 2019, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2020 (see Note 30).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2020 and 2019 were as follows:

	September 30, 2020
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	38,404	21,484	11,521	3,673	55,354	130,436
Increase due to purchases	—	—	—	264	—	264
Initial recognition and changes in fair value of biological assets	28,893	17,269	10,047	(303)	31,394	87,300
Decrease due to harvest / disposals	(111,689)	(51,413)	(22,413)	(924)	(71,069)	(257,508)
Decrease due to sales of agricultural produce	—	—	(8,462)	—	—	(8,462)
Costs incurred during the period	66,886	27,046	22,224	1,479	58,429	176,064
Exchange differences	(1,736)	(979)	(400)	(178)	(17,405)	(20,698)
End of the period (unaudited)	20,758	13,407	12,517	4,011	56,703	107,396

	September 30, 2019
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	1,005	—	1,005
Initial recognition and changes in fair value of biological assets	22,289	13,483	9,173	(512)	14,885	59,318
Decrease due to harvest / disposals	(88,987)	(36,616)	(19,630)	(1,730)	(81,148)	(228,111)
Decrease due to sales of agricultural produce	—	—	(6,721)	—	—	(6,721)
Costs incurred during the period	58,480	15,149	18,741	1,840	79,609	173,819
Exchange differences	(5,216)	987	(1,462)	139	(4,188)	(9,740)
End of the period (unaudited)	13,913	10,176	10,399	3,836	56,633	94,957

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2019 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of September 30, 2020:

	September 30, 2020
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,007	4,247	2,925	461	6,309	15,949
Depreciation and amortization	2	—	—	—	2,643	2,645
Depreciation of right-of-use assets	426	—	—	—	20,712	21,138
Fertilizers, agrochemicals and seeds	20,471	3,514	—	72	20,668	44,725
Fuel, lubricants and others	535	548	587	38	1,492	3,200
Maintenance and repairs	788	3,054	1,370	174	1,300	6,686
Freights	1,800	278	97	40	—	2,215
Contractors and services	21,034	12,524	—	17	3,717	37,292
Feeding expenses	—	—	8,877	213	—	9,090
Veterinary expenses	—	—	1,889	87	—	1,976
Energy power	40	1,132	631	5	—	1,808
Professional fees	96	934	107	2	242	1,381
Other taxes	946	79	6	65	39	1,135
Lease expense and similar arrangements	17,243	96	3	1	821	18,164
Others	1,498	640	410	6	486	3,040
Subtotal	66,886	27,046	16,902	1,181	58,429	170,444
Own agricultural produce consumed	—	—	5,322	298	—	5,620
Total	66,886	27,046	22,224	1,479	58,429	176,064

Cost of production as of September 30, 2019:

	September 30, 2019
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,849	3,661	2,619	405	7,598	16,132
Depreciation and amortization	—	—	—	—	3,877	3,877
Depreciation of right-of-use assets	—	—	—	—	27,408	27,408
Fertilizers, agrochemicals and seeds	20,016	888	—	31	30,874	51,809
Fuel, lubricants and others	659	407	624	62	2,317	4,069
Maintenance and repairs	717	1,636	1,070	156	1,711	5,290
Freights	1,266	205	56	112	—	1,639
Contractors and services	17,514	6,638	—	95	3,931	28,178
Feeding expenses	—	—	7,653	230	—	7,883
Veterinary expenses	—	—	1,365	153	—	1,518
Energy power	51	971	691	7	—	1,720
Professional fees	146	53	92	3	162	456
Other taxes	828	69	5	69	34	1,005
Lease expense and similar arrangements	13,213	30	1	6	1,145	14,395
Others	2,221	591	254	16	552	3,634
Subtotal	58,480	15,149	14,430	1,345	79,609	169,013
Own agricultural produce consumed	—	—	4,311	495	—	4,806
Total	58,480	15,149	18,741	1,840	79,609	173,819
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020	December 31, 2019
	(unaudited)
Non-current
Cattle for dairy production	12,194	11,397
Breeding cattle	1,549	1,783
Other cattle	124	123
	13,867	13,303
Current
Breeding cattle	2,336	1,677
Other cattle	321	214
Sown land – crops	20,758	38,404
Sown land – rice	13,410	21,484
Sown land – sugarcane	56,704	55,354
	93,529	117,133
Total biological assets	107,396	130,436

16.    Financial instruments

As of September 30, 2020, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2020 and their allocation to the fair value hierarchy:

	2020
	Level 1	Level 2	Total

Assets
Derivative financial instruments	51	100	151
Total assets	51	100	151
Liabilities
Derivative financial instruments	(5,392)	(6)	(5,398)
Total liabilities	(5,392)	(6)	(5,398)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(4,108)

NDF	Quoted price	Swap curve	Present value method	2	94
					(4,014)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	September 30, 2020	December 31, 2019
	(unaudited)
Non current
Advances to suppliers	1,746	723
Income tax credits	5,350	5,240
Non-income tax credits (i)	15,063	16,895
Judicial deposits	2,013	2,596
Receivable from disposal of subsidiary	12,189	17,047
Other receivables	1,675	2,492
Non current portion	38,036	44,993
Current
Trade receivables	80,688	55,271
Less: Allowance for trade receivables	(4,416)	(3,773)
Trade receivables – net	76,272	51,498
Prepaid expenses	8,736	12,521
Advance to suppliers	13,711	14,417
Income tax credits	1,691	1,059
Non-income tax credits (i)	28,765	33,363
Receivable from disposal of subsidiary	5,857	5,716
Cash collateral	47	23
Other receivables	7,052	8,741
Subtotal	65,859	75,840
Current portion	142,131	127,338
Total trade and other receivables, net	180,167	172,331

(i) Includes US$ 254 for the nine-month period ended September 30, 2020 reclassified from property, plant and equipment (for the year ended December 31, 2019: US$ 226).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2020	December 31, 2019
	(unaudited)
Currency
US Dollar	54,279	37,131
Argentine Peso	50,761	45,520
Uruguayan Peso	731	999
Brazilian Reais	74,396	88,681
	180,167	172,331

As of September 30, 2020 trade receivables of US$ 10,083 (December 31, 2019: US$ 11,284) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 119 and US$ 381 are over 6 months in September 30, 2020 and December 31, 2019, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	September 30, 2020	December 31, 2019
	(unaudited)
Raw materials	71,325	47,501
Finished goods (Note 5) (i)	88,479	65,278
Others	42	11
	159,846	112,790

(i) Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	September 30, 2020	December 31, 2019
	(unaudited)
Cash at bank and on hand	118,851	124,701
Short-term bank deposits	94,733	165,575
	213,584	290,276

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2019	122,382	1,084,076
Restricted shares vested	—	4,455
Purchase of own shares	—	(1,295)
At September 30, 2019	122,382	1,087,236

At January 1, 2020	122,382	1,085,312
Restricted share vested	—	4,182
Purchase of own shares	—	(2,764)
At September 30, 2020	122,382	1,086,730
Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 11, 2020, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2021.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2020, the Company repurchased an aggregate of 9,890,362 shares under the program, of which 4,858,396 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock units plan. During the period ended September 30, 2020 and 2019 the Company repurchased shares for an amount of 772,615 and nil, respectively. The outstanding treasury shares as of September 30, 2020 totaled 5,043,016.

21.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.
(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2020, nil options (September 30, 2019: nil) were exercised, and nil options (September 30, 2019: nil) were forfeited, and 128,038 options were expired (September 30, 2019: 597,454).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Equity-settled share-based payments (Continued)

(b)Restricted Share and Restricted Stock Unit Plan

As of September 30, 2020, the Group recognized compensation expense US$ 3.4 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2019: US$ 3.8 million). For the nine-month period ended September 30, 2020, 713,972 Restricted Shares were granted (September 30, 2019: 773,015), 578,204 were vested (September 30,2019: 10,647), and 20,374 Restricted Stock Units were forfeited (September 30, 2019: 3,070).

22.    Trade and other payables

	September 30, 2020	December 31, 2019
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (Note 27)	3,539	3,394
Other payables	269	205
	3,808	3,599
Current
Trade payables	71,336	90,594
Advances from customers	4,242	2,980
Taxes payable	6,149	9,086
Payables from acquisition of property, plant and equipment (Note 27)	—	3,596
Other payables	280	631
	82,007	106,887
Total trade and other payables	85,815	110,486

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Borrowings

	September 30, 2020	December 31, 2019
	(unaudited)
Non-current
Senior Notes (*)	496,898	496,564
Bank borrowings (*)	225,842	283,638
	722,740	780,202
Current
Senior Notes (*)	750	8,250
Bank overdrafts	26,350	27
Bank borrowings (*)	175,077	179,801
	202,177	188,078
Total borrowings	924,917	968,280

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2020, total bank borrowings include collateralized liabilities of US$ 210,734 (December 31, 2019:
US$ 210,525). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October, US$ 22 million has been received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2020	December 31, 2019
	(unaudited)
Fixed rate:
Less than 1 year	123,630	120,154
Between 1 and 2 years	48,058	46,247
Between 2 and 3 years	38,910	55,453
Between 3 and 4 years	28,888	40,725
Between 4 and 5 years	—	10,331
More than 5 years	496,898	595,550
	736,384	868,460
Variable rate:
Less than 1 year	78,547	67,924
Between 1 and 2 years	32,846	20,007
Between 2 and 3 years	5,328	7,197
Between 3 and 4 years	—	4,692
Between 4 and 5 years	—	—
More than 5 years	71,812	—
	188,533	99,820
	924,917	968,280

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 492 million, 98.47% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Lease liabilities

	September 30, 2020	December 31, 2019
	(unaudited)
Lease liabilities
Non-current	144,683	174,570
Current	33,363	41,814
	178,046	216,384

The maturity of the Group's lease liabilities is as follows:

	September 30, 2020	December 31, 2019
Less than 1 year	33,363	41,814
Between 1 and 2 years	22,654	46,657
Between 2 and 3 years	26,982	28,197
Between 3 and 4 years	20,983	21,160
Between 4 and 5 years	17,088	18,427
More than 5 years	56,976	60,129
	178,046	216,384

25.    Payroll and social security liabilities

	September 30, 2020	December 31, 2019
	(unaudited)
Non-current
Social security payable	970	1,209
	970	1,209
Current
Salaries payable	6,244	3,290
Social security payable	1,983	3,025
Provision for vacations	6,449	8,808
Provision for bonuses	6,822	10,085
	21,498	25,208
Total payroll and social security liabilities	22,468	26,417

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Disposals and acquisitions

▪Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was US$ 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with this facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million. This transaction qualifies as a purchase of assets.

▪Disposals

In June 2020, the Company collected US$ 12.1 million in consideration of the sale of a 811.7 hectares farm in the Province of Santa Fe, Argentina. This transaction resulted in a gain before tax of US$ 2.1 million included in the line item “Other operating income” and also in the reclassification of Revaluation surplus to retained earnings before income tax of US$ 8.0 million reflected in the Statements of changes in shareholders equity.

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 3.4 million (Reais 14.6 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Disposals and acquisitions (continued)

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of US$ 8.0 million.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			September 30, 2020	September 30, 2019	September 30, 2020	December 31, 2019

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(4,473)	(3,857)	(14,096)	(15,499)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2020 and for the nine-month periods ended September 30, 2020 and 2019 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2020, results of operations and cash flows for the nine-month periods ended September 30, 2020 and 2019. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 35 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019 except for the changes in accounting policies explained below.

Reclassification - Description of accounting policies changed during the period.

During the period ended September 30, 2020, the Company has changed its accounting policy related to the application of IAS 29, Inflation Accounting, that was implemented in 2018. The cumulative initial effect of inflation accounting until December 31, 2017 divided by the exchange rate at that date was recognized directly in equity, in the line “Adjustment of opening balance for the application of IAS 29”, as part of retained earnings. The ongoing effect of hyperinflation adjustment and retranslation of comparative amounts to closing exchange rates after initial recognition was recognized in Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”).

The Company decided to change its accounting policy for the presentation of the effect of initially applying IAS 29, and reclassify it to Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”); instead of presenting it within retained earnings. This change in the presentation policy was in order to provide uniformity of disclosure for the same concept and only required a reclassification of the constituent elements of the equity and does not affect total shareholders equity.

	December 31, 2018	Increase / (Decrease)	December 31, 2018	December 31, 2019	Increase / (Decrease)	December 31, 2019
	(Previously stated)		(Revised)	(Previously stated)		(Revised)
Retained Earnings	237,188	(187,941)	49,247	206,669	(187,941)	18,728
Cumulative Translation Adjustment	(666,037)	187,941	(478,096)	(680,315)	187,941	(492,374)
Subtotal attributable to equity holders of the parent	1,063,636	—	1,063,636	988,269	—	988,269

In addition, and related to hyperinflation accounting, the Company has changed its accounting policy for the presentation of finance income /expenses. Until June 2020, the Company had elected not to segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

	September 30, 2019	Increase / (Decrease)	September 30, 2019
	(Previously stated)		(Revised)
Interest income	5,198	(474)	4,724
Finance income	7,290	(474)	6,816
Interest expense	(44,262)	3,236	(41,026)
Foreign exchange losses, net	(100,693)	47,492	(53,201)
Finance costs	(170,858)	50,728	(120,130)
Other financial result - Net gain of inflation effects on the monetary items	62,584	(50,254)	12,330
Total financial results, net	(100,984)	—	(100,984)

Both changes have been reflected in the comparative periods, thus, comparative figures have been restated.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2019 described in Note 34.

Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 40 CGUs as of September 30, 2020 and 40 CGUs as of September 30, 2019.

As of September 30, 2020 and 2019, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2020 and 2019:

As of September 30, 2020, the Group identified 12 CGUs in Argentina (2019: 12 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 12 CGUs (2019: 12 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2020	September 30, 2019
La Carolina / Crops / Argentina	168	162
La Carolina / Cattle / Argentina	27	26
El Orden / Crops / Argentina	180	175
El Orden / Cattle / Argentina	7	6
La Guarida / Crops / Argentina	1,196	1,158
La Guarida / Cattle / Argentina	616	597
Los Guayacanes / Crops / Argentina	2,215	2,145
Doña Marina / Rice / Argentina	3,856	3,734
Huelen / Crops / Argentina	3,838	3,716
El Colorado / Crops / Argentina	1,918	1,857
El Colorado / Cattle / Argentina	19	18
Closing net book value of goodwill allocated to CGUs tested (Note 13)	14,040	13,594
Closing net book value of PPE items and other assets allocated to CGUs tested	161,010	162,844
Total assets allocated to CGUs tested	175,050	176,438

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2020 and 2019.
CGUs tested based on a value-in-use model at September 30, 2020 and 2019:

As of September 30, 2020, the Group identified 2 CGUs (2019: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2020	September 30, 2019
Financial projections	Covers 4 years for UMA (*)	Covers 4 years for UMA (*)
	Covers 7 years for AVI (**)	Covers 7 years for AVI (**)
Yield average growth rates	0-1%	0-1%
Future pricing increases	1.76% per annum	0.11% per annum
Future cost decrease	0.33% per annum	0.78% per annum
Discount rates	7%	7%
Perpetuity growth rate	1%	1%
a
(*) UMA stands for Usina Monte Alegre LTDA..
(**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2020	September 30, 2019
AVI / Sugar, Ethanol and Energy	2,815	3,813
UMA / Sugar, Ethanol and Energy	1,056	1,430
Closing net book value of goodwill allocated to CGUs tested (Note 14)	3,871	5,243
Closing net book value of PPE items and other assets allocated to CGUs tested	494,077	614,702
Total assets allocated to 2 CGUs tested	497,948	619,945

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2020 and 2019.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

31.    Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.
The accompanying notes are an integral part of these condensed consolidated interim financial statements